Filed pursuant to Rule 433

Registration No. 333-185049

Issuer Free Writing Prospectus

Dated October 24, 2013

The Bank of Nova Scotia

U.S.$1,500,000,000 2.050% Senior Notes Due 2018
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U.S.$1,500,000,000 2.050% Senior Notes due 2018

Issuer:	The Bank of Nova Scotia (the “Bank”)
Title of Securities:	2.050% Senior Notes due 2018
Aggregate Principal Amount Offered:	U.S.$1,500,000,000
Maturity Date:	October 30, 2018
Price to Public:	99.929% of the principal amount of the Securities
Underwriters’ Fee:	0.35%
Net Proceeds to the Bank After Underwriters’ Fee and Before Expenses:	U.S.$1,493,685,000
Coupon (Interest Rate):	2.050%
Re-offer Yield:	2.065%
Spread to Benchmark Treasury:	T +77 basis points
Benchmark Treasury:	1.375% due September 30, 2018
Benchmark Treasury Yield:	1.295%
Interest Payment Dates:	April 30 and October 30 of each year, commencing on April 30, 2014
Day Count Convention:	30/360; Following, Unadjusted
Trade Date:	October 24, 2013
Settlement Date:	October 30, 2013; (T+4)
CUSIP / ISIN:	064159CU8 / US064159CU80
Underwriters:

Underwriter	Principal Amount of 2.050% Senior Notes due 2018 to Be Purchased
Barclays Capital Inc.	U.S.$	330,000,000
Scotia Capital (USA) Inc.	330,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	240,000,000
Citigroup Global Markets Inc.	240,000,000
J.P. Morgan Securities LLC Deutsche Bank Securities Inc. Goldman, Sachs & Co. HSBC Securities (USA) Inc. Morgan Stanley & Co. LLC Wells Fargo Securities, LLC RBS Securities Inc. UBS Securities LLC	180,000,000 30,000,000 30,000,000 30,000,000 30,000,000 30,000,000 15,000,000 15,000,000
Total	U.S.$	1,500,000,000

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The Bank has filed a registration statement (File No. 333-185049), a base shelf prospectus dated August 1, 2013 and a preliminary prospectus supplement dated October 24, 2013 (including the base shelf prospectus, the “Prospectus”) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website, which may be accessed at www.sedar.com. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling Barclays Capital Inc. at 1-888-603-5847, Scotia Capital (USA) Inc. at 1-800-372-3930, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Citigroup Global Markets Inc. at 1-800-831-9146, or J.P. Morgan Securities LLC collect at 1-212-834-4533.